(a) Exhibit 11 - COMPUTATION OF BASIC EARNINGS PER COMMON SHARE AND
                            DILUTEDEARNINGS PER COMMON SHARE

	Three Months Ended September 30, 2000	Nine Months Ended September 30, 2000
	(Dollars in thousands, except per share data)
Basic earnings per common share
Net income available to common shareholders	$2,235	$6,733
Weighted average common shares outstanding	6,480,686	6,456,541
Basic earnings per common share	$.34	$1.04
Diluted earnings per common share
Net income available to common shareholders	$2,235	$6,733
Weighted average common shares outstanding	6,480,686	6,456,541
Add: Dilutive effects of assumed exercises of stock options and warrants	317,786	285,568
Weighted average common and dilutive potential common shares outstanding	6,798,472	6,742,109
Dilutive earnings per common share	$.33	$1.00